SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                             Commission File Number 000-22813
                                                                    ---------

(Check one):  |_| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

      For period ended March 31, 1999
                       ---------------------------------------------------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

      For the transition period ended___________________________________________

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant MOTO GUZZI CORPORATION
                              --------------------------------------------------

      Former name if applicable NORTH ATLANTIC ACQUISITION CORP.
                                ------------------------------------------------

                                 350 Park Avenue
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            Address of principal executive office (Street and Number)


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      City, State and Zip Code New York, NY 10022
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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |_| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The merger of the former Moto Guzzi Corp. with and into the Company, formerly known as North Atlantic Acquisition Corp., was consummated on March 4, 1999. Because of the structure of the transaction, the acquired corporation was the acquiring corporation for accounting purposes, and the integration of the books, records and accounts of the Company into the acquired company could not be accomplished in time to prepare and complete the quarterly report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      David Lerner                                         212-735-8609
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        (Name)                                   (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        Quarterly Report on Form 10-Q for period ended February 28, 1999

                                                                  |_| Yes |X| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The merger of Moto Guzzi Corp. and North Atlantic Acquisition Corp. has been accounted for as a reverse acquisition by Moto Guzzi Corp. and, accordingly, the results reported in the quarter ended March 31, 1999 and March 31, 1998 are those of Moto Guzzi Corp. and not those of North


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Atlantic Acquisition Corp., a non-operating company formed only for the purpose of acquiring or merging with an operating business.

The results of operations for the quarter to March 31, 1999 compared to the corresponding quarter of 1998 reflect the following significant changes:

Net sales decreased by Lit. 8.0 billion or 31.3% from Lit. 25.6 billion to Lit.
17.6 billion and sales units decreased from 1,717 in 1998 to 1,218 in 1999. The decreases resulted from two factors: 1) the first quarter of 1998 included Lit.
3.8 billion of net sales attributable to a 1997 public administration order which was fulfilled early in 1998; and 2) sales and production in the first quarter of 1999 were significantly affected by the lack of supply of components the delivery of which were delayed because of Moto Guzzi's liquidity difficulties.

Gross margins decreased from Lit. 4.7 billion in the first quarter of 1998 to a small negative margin in the first quarter of 1999. The changes results from: 1) gross margin of approximately Lit. 1.0 billion not present in 1999 on the public adminstration order noted above; 2) selective promotions of older models were made in January and February 1999 (continued from the last quarter of 1998) in an attempt to generate liqudity from sales; and 3) significantly decreased production levels, from 1,465 in 1998 to 1,135 in 1999, due to the interruption of supply of components, with the consequence that fixed production costs were absorbed over lower production volumes in 1999.

Selling, general and administrative expenses increased from Lit. 3.3 billion in 1998 to Lit. 3.9 billion in 1999 reflecting increased selling costs and general management costs. Research and development expense decreased from Lit. 0.9 billion in 1998 to Lit. 0.5 billion as the Company limited expenditures.

Interest expense was substantially unchanged at Lit. 1.0 billion, as the effects of lower interest rates were offset by increased levels of indebtedness.

As a result of the above factors, net loss in the quarter to March 31, 1999 increased to Lit. 5.4 billion compared to Lit. 0.8 billion in the comparative 1998 quarter.


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                             MOTO GUZZI CORPORATION
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 18, 1999                         By Mark S. Hauser
     -----------------------------           -----------------------------------
                                             Mark S. Hauser, Executive Chairman

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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